UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2026

Manmeet Soni
Chief Operating Officer and Chief Financial Officer
Summit Therapeutics Inc.
601 Brickell Key Drive, Suite 1000
Miami, FL 33131

Re: Summit Therapeutics Inc.
Form 10-K for the fiscal year ended December 31, 2025
Filed February 23, 2026
File No. 001-36866

Dear Manmeet Soni:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences